FORM 3


UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940



1. Name and Address of Reporting Person

Anthony Wayne Hitt
700 North Second Street 3rd Floor
St. Louis MO 63102

2. Date of event Requiring Statement (Month/Day/Year)

3/28/98

3. IRS or Social Security Number of Reporting Person (Voluntary)

Not Reported

4. Issuer Name and Ticker or Trading Symbol

HitCom Corporation (HICO)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

10% Owner

6. If Amendment, Date of Original (month/Day/Year)

N/A

7. Individual or Joint/Group

Form filed by One Reporting Person



Table I  Non-Derivative Securities Beneficially Owned

1. Title of Security

Common Stock
1,005,391
Direct

2. Amount of Securities Beneficially Owned

N/A


3. Ownership Form: Direct (D) or Indirect (I)

N/A

4. Nature of Indirect Beneficial Ownership

N/A


Table II  Derivative Securities Beneficially Owned


1. Title of Derivative Security

None

2. Date Exercisable and Expiration Date (Month/Day/Year)

N/A

3. Title and Amount of Securities Underlying Derivative Security

N/A

4. Conversion or Exercise Price of Derivative Security

N/A

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I)

N/A

6. Nature of Indirect Beneficial Ownership

N/A

Explanation of Responses:

N/A

Signature of Reporting Person

/s/ Anthony W. Hitt

Date

April 7, 1998